Exhibit 12.1

American Casino & Entertainment Properties LLC

Computation of Ratio of Earnings to Fixed Charges

(amounts in thousands, except ratios)

	Six Months Ended
	June 30,				Year ended December 31,
	2009		2008		2008		2007	2006	2005	2004

Income (loss) before income taxes and extraordinary items	(2,449)		(5,378)		(39,760)		54,233	43,962	48,823	30,972

Fixed Charges (1)	22,908		29,187		65,667		21,052	21,912	19,043	19,162
Amortization of capitalized interest							21	59	59	206

Earnings as defined	20,459		23,809		25,907		75,306	65,933	67,925	50,340

Fixed Charges (including capitalized items)
Interest Expense	18,825		25,658		57,097		19,378	20,072	17,794	17,793
Interest Capitalized	—		—		—		21	110	—	—
Amortized capitalized expenses related to indebtedness	3,852		3,235		8,015		1,174	1,132	1,052	1,146
Estimated interest within rental expense	231		294		556		479	599	197	223

Fixed charges as defined	22,908		29,187		65,668		21,052	21,913	19,043	19,162

Ratio of income (loss) to fixed charges	—	(2)	—	(2)	—	(2)	3.6	3.0	3.6	2.6

(1)  Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discounts, premiums and issuance costs.

(2)  Due to our losses for the twelve months ended December 31, 2008 and for the six months ended June 30, 2008 and June 30, 2009, the ratio coverage was less than 1:1 for these periods.  We would have had to have generated additional earnings of $39,761,000, $5,378,000 and $2,449,000 for the twelve months ended December 31, 2008 and the six months ended June 30, 2008 and June 30, 2009, respectively, to have achieved coverage ratios of 1:1.